SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

September 15, 2009

OPTIBASE LTD.
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of a letter to the shareholders of Optibase Ltd. dated September 15, 2009 in connection with the Annual Shareholder Meeting scheduled for October 8, 2009.

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840; 333-12814; 333-13186; 333-91650; 333-122128; 333-137644; 333-139688) of the registrant.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: September 15, 2009

YOUR VOTE IS IMPORTANT
PLEASE SUBMIT YOUR PROXY TODAY

September 15, 2009

Dear Shareholder:

        We have previously mailed to you proxy materials in connection with the Annual General Meeting of Shareholders of Optibase Ltd. (the “Company”) to be held on Thursday, October 8, 2009. Your vote is important and your participation is requested at this important meeting.

        As we announced on August 10, 2009, the Company entered into a joint venture, pursuant to which the Company and Gilmor USA LLC (“Gilmor”), an unrelated party, are to acquire 49.5% of the beneficial interest in the office building located at 485 Lexington Avenue in New York, New York (the “Property”) from a subsidiary of SL Green Realty Corp. The Company and Gilmor are each equal partners in the joint venture and on August 7, 2009, the joint venture entered into a Sale-Purchase Agreement with the Seller.

        The Property has existing non-recourse mortgage financing in the principal amount of US$450,000,000 (the “Loan”) serviced by Wachovia Bank National Association (the “Lender”) which will be maintained following the closing of the transaction. The transaction is therefore subject to certain conditions including the Lender’s approval of the joint venture’s acquisition of beneficial interests in the Property and the Lender’s approval of substitute guarantors under the Loan.

        In this regard, Mr. Shlomo (Tom) Wyler, the Chief Executive Officer and President of the Company, who is deemed also the Company’s controlling shareholder together with certain other parties, is required to provide limited guarantees and indemnities in connection with the Loan for exceptional events which may include, but not be limited to, fraud, bankruptcy, dissolution, reorganization and liquidation proceedings, prohibited transfers, and certain acts of misapplication and/or misappropriation (the “Wyler Undertakings”). Mr. Wyler and the Company have also entered into a Reimbursement and Indemnification Agreement with Gilmor and its principles, in order to allocate their maximum obligations for responsibility under these guarantees and indemnities (the “Reimbursement and Indemnification Agreement”).

        The Company’s board of directors and audit committee have approved the execution and performance of the Wyler Undertakings and approved the execution and performance of the Reimbursement and Indemnification Agreement, both as required by Israeli Law. In their approval, the audit committee and board of directors stated, among other things, that the Wyler Undertakings and the execution and performance of the Reimbursement and Indemnification Agreement by Mr. Wyler and the Company are for the sole benefit of the Company and that Mr. Wyler was not provided with any consideration in connection therewith. Accordingly, the Company’s board of directors and audit committee recommend that the Company’s shareholders vote “FOR” Proposal No. 6 to approve the execution and performance of the Wyler Undertakings and the execution and performance of the Reimbursement and Indemnification Agreement.

        Under Israeli law, extraordinary transactions between a public company and its controlling shareholders and extraordinary transactions between a public company and another person in which such company’s controlling shareholder has a personal interest require the approval by such company’s audit committee, board of directors and the shareholders of such company by a special majority.

        Accordingly, to approve the execution and performance of the Wyler Undertakings and the execution and performance of the Reimbursement and Indemnification Agreement, it must either be approved by the shareholders participating at the meeting by a simple majority, which must include at least one-third of the votes of shareholders who do not have a personal interest in the transaction or the percentage of shareholders objecting to the resolution that do not have a personal interest in the transaction must not exceed one percent (1%) of the voting rights in the Company. Because approval is based on the affirmative vote of such a special majority, failure by the Company’s shareholders to vote or abstention of the Company’s shareholders will have the same effect as a vote against adoption of the abovementioned proposed resolution. Please act today to vote your shares. Please submit your proxy in this important matter as promptly as possible by marking, signing, and dating your proxy card or voting instruction form and returning it in the postage-paid return envelope provided.

        Thank you for your cooperation and continued support.

Sincerely, Amir Philips Chief Financial Officer

VOTING

Help your Company avoid the expense of further solicitation by voting today. Mark, sign, and date your proxy card or voting instruction form and return it in the postage-paid return envelope provided.

Under the Israeli Companies Law, each shareholder has to advise whether or not that shareholder has a personal interest in the approval of Proposal No. 6. Please indicate by checking the box adjacent to the appropriate answer on the proxy card whether or not you have a personal interest in the approval of such proposal.

PLEASE ACT TODAY

YOUR VOTE IS IMPORTANT

Please help your Company save additional solicitation costs by marking, signing, dating and returning your proxy card or voting instruction form today. Remember, a failure to vote will have the same effect as a vote against the Wyler Undertakings and the execution and performance of the Reimbursement and Indemnification Agreement. Please refer to your proxy card or voting instruction form for instructions. Street name shareholders: your bank or broker cannot vote your shares on the Wyler Undertakings and the Reimbursement and Indemnification Agreement unless it receives your specific instructions. Please return your voting instruction form immediately. If you have any questions or need assistance voting your shares, please call +972-9-970-9200.

Additional Information and Where to Find It

In connection with the proposed resolution, the Company has filed with the SEC on Form 6-K a proxy statement for the shareholders of the Company, and the Company may be filing other documents with the SEC regarding the proposed resolution. The proxy statement has been mailed to shareholders of the Company. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, THE COMPANY’S SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED RESOLUTION. Shareholders may obtain, without charge, a copy of the proxy statement, as well as other relevant documents containing important information about the Company at the SEC’s website (http://www.sec.gov). The Company’s shareholders also may obtain, without charge, a copy of the proxy statement by directing a request by mail or telephone to the Company, 2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel, +972-9-970-9200 or toll free at 1-800-451-5101.

The Company and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Company’s shareholders with respect to the proposed resolution. Information about the Company’s directors and executive officers and their ownership of the Company’s ordinary shares is set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 29, 2009, and the proxy statement for the Company’s 2009 Annual Meeting of Shareholders, which was filed with the SEC on Form 6-K on September 2, 2009. Shareholders may obtain additional information regarding the interests of the Company and its directors and executive officers in the proposed resolution by reading the proxy statement and other relevant documents regarding the Proposed Resolution.